NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 5, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 23, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Northern Tier Energy LP and Western Refining, Inc. became effective on June 23, 2016. For each share of Northern Tier Energy LP Common Units, holders elected to receive either (1) Mixed Election (Standard Election) of $15.00 in cash without interest and 0.2986 of a share of Western Refining, Inc. Common Stock or (2) Cash Election of $26.06 in cash without interest or (3) Stock Election of 0.7036 of a share of Western Refining, Inc. Common Stock. Unitholders who did not make an election in respect of some or all of their Northern Tier Energy LP Common Units received the Standard Mixed consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 24, 2016.